UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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15049049

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 2 2015 SEC MAIL PROCESSING SECTION WASH, D.C. 194

SEC FILE NUMBER
8- 49711

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CUSO FINANCIL SERVICES, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10150 MEANLEY DRIVE, 1ST FLOOR
(No. and Street)

SAN DIEGO	CA	92131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAN KILROY (858) 530-4419
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROWE HORWATH LLP
(Name – *if individual, state last, first, middle name*)

650 TOWN CENTER DRIVE, SUITE 740	COSTA MESA	CA	92626
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAN KILROY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CUSO FINANCIAL SERVICES, LP, as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

EVP / CFO

Title

Notary Public

AMY MARIE MEARS
Commission # 2071173
Notary Public - California
San Diego County
My Comm. Expires Jun 12, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CUSO FINANCIAL SERVICES, LP

ANNUAL FILING IN ACCORDANCE
WITH RULE 17a-5

FOR THE YEAR ENDED DECEMBER 31, 2014
TOGETHER WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM THEREON

Available for Public Inspection

CUSO FINANCIAL SERVICES, LP

TABLE OF CONTENTS

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Partners
CUSO Financial Services, LP
San Diego, CA

We have audited the accompanying statement of financial condition of CUSO Financial Services, LP (the "Company") as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of CUSO Financial Services, as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Crowe Horwath LLP

Crowe Horwath LLP

Sherman Oaks, California
February 25, 2015

CUSO FINANCIAL SERVICES, LP
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

		2014
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$	27,044,736
Certificates of deposit		481,426
Receivables from clearing firm		7,765,267
Other receivables		1,002,334
Due from Affiliates		109,731
Investments		152,258
Notes receivable from related party		154,289
Other assets and deposits		764,770
Total current assets		37,474,811
Certificates of deposit		-
Deposits with clearing organizations		255,000
Notes receivable from related party		2,154,807
Property and equipment, net		266,336
Total assets	$	40,150,954
LIABILITIES AND PARTNERS' CAPITAL		
CURRENT LIABILITIES		
Accounts payable	$	987,524
Accrued commissions		9,486,195
Due to affiliate		248,017
Other accrued liabilities		4,044,863
Total liabilities		14,766,599
Commitments and contingencies (Note 6)		
PARTNERS' CAPITAL		25,384,355
Total liabilities and partners' capital	$	40,150,954

The accompanying notes are an integral part of this financial statement.

NOTE 1- ORGANIZATION

CUSO Financial Services, LP (the "Partnership") is a registered broker-dealer and investment advisor licensed by the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). CUSO Financial Services, Inc. ("General Partner") is the general partner of the Partnership. The Partnership provides broker-dealer and investment advisory services exclusively to credit unions and credit union service organizations as an introducing broker-dealer, clearing customer transactions through another broker-dealer on a fully disclosed basis.

NOTE 2- SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Partnership's policy is to use the accrual method of accounting and to prepare and present the financial statement in accordance with accounting principles generally accepted in the United States of America.

Estimates

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Income and losses of the Partnership flow through to the partners, and the Partnership is not subject to income taxes. Accordingly, no provision for income taxes is reflected in the accompanying financial statement.

The Partnership recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes.* This addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statement. Under FASB ASC 740, the Partnership may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statement from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

NOTE 2- SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

FASB ASC 740 also provides guidance on the de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of December 31, 2014, the Partnership does not have a liability for unrecognized tax uncertainties. The Partnership's policy is to record interest and penalties on uncertain tax positions as income tax expense. As of December 31, 2014, the Partnership has no accrued interest or penalties related to uncertain tax positions. The Partnership is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress. Management believes that the Partnership is no longer subject to income tax examination for years prior to December 31, 2011.

Concentration of Credit Risk

The Partnership maintains cash balances with various financial institutions. At December 31, 2014, accounts at each bank are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. As scheduled, the unlimited insurance coverage for noninterest-bearing transaction accounts provided under the Dodd-Frank Wall Street Reform and Consumer Protection Act expired on December 31, 2012 As of December 31, 2014, the Partnership had uninsured cash balance of $24,809,469. Management performs periodic evaluations of the relative credit standing of these institutions. The Partnership has not sustained any credit losses from these institutions.

The Partnership maintains accounts at a clearing firm, which is insured by the Securities Investors Protection Corporation ("SIPC") up to $500,000 (including a maximum of $250,000 for claims for uninvested cash awaiting reinvestment). As of December 31, 2014, the Partnership had uninsured cash balance of $1,713,578. Management performs periodic evaluations of the relative credit standing of the clearing firm. The Partnership has not sustained any credit losses from this clearing firm.

At December 31, 2014, the Partnership had commission and transaction related receivable of approximately 52%with one clearing firm.

Cash and Cash Equivalents

The Partnership considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Certificates of Deposit

Certificates of deposit are investments that are not debt securities. Certificates of deposit with original maturities greater than three months and remaining maturities less than one year are classified as "certificates of deposit" in current assets. Certificates of deposit with original maturities greater than three months and remaining maturities of greater than one year are classified as "certificates of deposit" in non-current assets.

NOTE 2- SIGNIFICANT ACCOUNTING POLICIES (continued)

Receivables from Clearing Firms and Other Receivables

Receivables from clearing firms and other receivables primarily consist of commission and transaction related receivables. The Partnership monitors clearance and settlement of all customer transactions on a daily basis. The allowance for doubtful accounts, if any, is the Partnership's best estimate of the amount of probable credit losses, historical write-off experience, and specific facts.

Investments

The Partnership accounts for its investments in accordance with FASB ASC 323, *Equity Method and Joint Ventures.* Under the equity method, investments are recorded initially at cost. Subsequent adjustments are made through recognition in the statement of operations for the Partnership's share of post-acquisition profits and losses and through recognition in partnership capital for other post-acquisition changes in the investee's net assets. Distributions received reduce the investment account.

As of December 31, 2014, the Partnership's investment consists of a membership interest in an unrelated limited liability company, which is being accounted for under the equity method.

Property and Equipment

It is the Partnership's policy to lease most property and equipment. If the property or equipment is purchased, it is the Partnership's policy to capitalize property and equipment over $1,000. Lesser amounts are expensed as incurred. Property and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of the depreciable assets, which range from three to seven years. Leasehold improvements are amortized over the shorter of the life of the lease or its useful life. Maintenance costs are considered period costs and are expensed as incurred.

NOTE 2- SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurements

FASB ASC 820, *Fair Value Measurements and Disclosures* establishes a framework for measuring fair value and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Partnership has the ability to access for assets. (Examples include NYSE, NASDAQ, etc.)

Level 2 - Inputs other than quoted prices that are observable for securities, either directly or indirectly. (Examples include matrix pricing utilizing yield curves, prepayment speeds, credit risks, etc.; quoted prices for similar assets in active markets, and inputs derived from observable market data correlation or other means.)

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement inputs, which contain assumptions by the party valuing those assets. For level 3 inputs, there is no market data or correlations with market assumptions. (Examples include independent valuations of limited partnerships, financial forecast, cash flows or earnings developed using the reporting entity's own data if there is no information reasonably available without undue cost, etc.)

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

As of December, 31, 2014, the Partnership has certificates of deposit which are accounted for at fair value based upon Level 2 inputs based upon quoted prices for similar instruments in active markets or matrix pricing on a recurring basis. With the exception of the certificates of deposit, there are no liabilities or other assets that are being measured at fair value on a recurring or nonrecurring basis.

NOTE 2- SIGNIFICANT ACCOUNTING POLICIES (continued)

The preceding method described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Partnership believes its valuation method is appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial Instruments could result in a different fair value measurement at the reporting date.

NOTE 3- PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following at December 31:

		2014
Software	$	986,738
Computers and equipment		784,872
Leasehold improvements		14,010
		1,785,620
Less: Accumulated depreciation and amortization		(1,519,284)
Total property and equipment, net	$	266,336

Depreciation and amortization expense was $189,349 for the year ended December 31, 2014.

NOTE 4 - OTHER ACCRUED LIABILITIES

		2014
Employee benefits	$	3,137,825
Client settlements and legal fees		551,560
FINRA fees payable		240,440
Other		115,038
Total other accrued liabilties	$	4,044,863

NOTE 5 - NET CAPITAL REQUIREMENTS

The Partnership is subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under this rule, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Partnership is also subject to the net capital requirements and is required to maintain minimum net capital of $250,000 or 6 and 2/3% of aggregated indebtedness, whichever is higher. At December 31, 2014, the Partnership had net capital of $17,593,132, which was $16,609,289 in excess of the required minimum net capital of $983,843. At December 31, 2014, the Partnership's ratio of aggregate indebtedness to net capital was 0.84 to 1.

The Partnership is exempt from the provisions of Rule 15c3-3 (per Paragraph (k)(2)(ii) of such rule) under the Securities Exchange Act of 1934 as a broker or dealer which carries no customer accounts and does not otherwise hold funds or securities of customers. Due to such exemption, the Partnership is not required to prepare a determination of reserve requirement for brokers or dealers.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

Lease Commitments

Effective January 1, 2013, the Partnership entered into a new lease with a related party, Double Black Diamond Properties, LLC ("DBDP"), for a new facility that expires December 31, 2028. The Partnership generally pays taxes, insurance, and maintenance expenses related to the leased facilities. The future minimum lease commitments below reflect the terms of the new lease signed in January 2013.

Future minimum facility lease commitments under the non-cancelable operating leases are as follows:

Year Ending December 31,	Total
2015	$ 629,160
2016	648,420
2017	667,680
2018	686,940
2019	709,410
Thereafter	7,423,160
Total	$ 10,764,770

Additionally, the Partnership began leasing furniture, fixtures and equipment from DBDP in 2013.

NOTE 6 - COMMITMENTS AND CONTINGENCIES (continued)

Future minimum furniture, fixtures and equipment lease commitments under the non-cancelable operating leases are as follows:

Year Ending December 31,	Total
2015	$ 213,906
2016	156,532
2017	100,705
2018	3,319
Thereafter	7,655
Total	$ 482,117

Litigation

The Partnership is occasionally involved in legal proceedings in the ordinary course of business, including arbitration claims and other claims. The Partnership's legal proceedings are generally initiated by its customers' clients and involve the purchase or sale of investment securities. In addition, the Partnership, along with other industry participants, is subject to risks related to litigation and settlements arising from market events.

During the year ended December 31, 2014, the Partnership incurred client settlements and legal fees of which $551,560 is included in accrued liabilities in the accompanying financial statement. These settlements and legal fees are in dispute with the insurance carrier and may be partially or fully recoverable. In the opinion of the Partnership's management, based on current available information, review with outside legal counsel, insurance coverage, ultimate resolution of pending legal matters will not have a material adverse impact on the financial position or results of operations of the Partnership. However, no assurance can be given that future legal proceedings would not have an adverse effect on the Partnership's business, results of operations, cash flows or financial condition.

The Partnership has signed a perpetual license and development agreement for monthly maintenance and development pertaining to the Partnership's software trading system. Under the terms of this agreement, the Partnership pays costs pertaining to upgrades and modifications in addition to specified monthly fees for maintenance and ordinary development services. This agreement is cancelable with one year written notification and provides for a continued monthly user fee while the software is being utilized by the Partnership.

NOTE 6 - COMMITMENTS AND CONTINGENCIES (continued)

Clearing Relationship

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. However, the Company believes that the exposure is not material and it is unlikely it will have to make material payments under these arrangements. Also, it has not recorded any contingent liability in the financial statement for these indemnifications.

NOTE 7 - PARTNERSHIP AGREEMENT

The Partnership Agreement ("Agreement") sets forth the rights and obligations of the general and limited partners. The Partnership commenced on January 1, 1997 and shall terminate, unless the partners agree otherwise, ninety days following the Partnership's withdrawal as a broker-dealer from the FINRA. Under the Agreement, the General Partner shall receive 25% and the limited partners, in aggregate, shall receive 75% of any distributions and allocations. However, any portion of such allocations that would cause a negative capital account balance shall be allocated proportionally among those partners with positive balances. The Partnership first, then the limited partners and finally, the General Partner shall have the right of first refusal relating to the sale of any limited partnership interest to a qualified party. Limited partners shall not be required to make additional capital contributions.

NOTE 8 - RELATED PARTY TRANSACTIONS

Expense Sharing Agreement

The Partnership has an expense sharing agreement with the General Partner, which provides that the General Partner shall pay certain overhead costs for the benefit of the Partnership. The Partnership is in no way obligated to repay the General Partner; but, at its sole discretion, it may repay the General Partner providing that such repayment would not result in the Partnership falling below 120% of its minimum net capital requirement. As of December 31, 2014, the Partnership owed the General Partner $248,017. This amount was included within due to affiliate on the statement of financial condition as the repayments did not result in the Partnership falling below 120% of its minimum net capital requirement and the Partnership intended to pay this amount at year end.

The Partnership is involved in certain related party transactions with Sorrento Pacific Financial, LLC (SPF), an entity related through common ownership. As of December 31, 2014, intercompany receivable with SPF was $109,732 and was included within due from affiliates on the accompanying statement of financial condition.

NOTE 8 - RELATED PARTY TRANSACTIONS (continued)

Notes Receivable

During September 2012, the Partnership loaned a total of $2,500,000 to two officers of the General Partner. The unsecured loans bear interest at 4.50% per annum, require an annual payment including principal and interest and have a term of 16 years. As of December 31, 2014, the balance of these loans amounted to $2,309,096.

NOTE 9 - DEFERRED COMPENSATION BONUS AGREEMENT

On January 1, 2005, the Partnership created a deferred compensation bonus agreement ("Bonus") to reward long-term employees for their long-term dedication and as a competitive edge over other firms. Under this agreement, the Bonus would be paid out only if the employee severs employment due to normal retirement, voluntary resignation, termination without cause, death, or an asset sale of the Partnership. As of December 31, 2014, the balance for the deferred compensation bonus agreement was $278,245 and is included in other accrued liabilities.

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

Partners
CUSO Financial Services, LP
San Diego, CA

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by CUSO Financial Services, L.P. (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no discrepancies;

2. Compared the revenue amounts reported on the audited financial statements included in Form X-17A-5 with the revenues amount reported in Form SIPC-7 for the year ended December 31, 2014 noting no discrepancies;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no discrepancies;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no discrepancies; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was computed noting no discrepancies.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Sherman Oaks, California
February 25, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2014

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

049711 FINRA DEC
CUSO FINANCIAL SERVICES, LP
10150 MEANLEY DR.
SAN DIEGO, CA 92131-3010

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Dan Kilroy 858-530-4419

2. A. General Assessment (item 2e from page 2)		$ 20,026
B. Less payment made with SIPC-6 filed **(exclude interest)** 07/29/2014 Date Paid		(10,857)
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		0
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 9,169
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$9,169	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CUSO Financial Services, LP
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CFO/EVP
(Title)

Dated the 3 day of 2, 2015.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2014
and ending ________

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$141,076,003
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	105,029,753
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ________ (Deductions in excess of $100,000 require documentation)	28,024,502
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 1,156	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $11,525	
Enter the greater of line (i) or (ii)	11,525
Total deductions	133,065,780
d. SIPC Net Operating Revenues	$ 8,010,223
e. General Assessment @ .0025	$ 20,026
	(to page 1, line 2.A.)

CUSO FINANCIAL SERVICES, L.P.

Securities Investor Protection Corp. SECINV01 2/3/2015 33514

Invoice No.: CR - 020315 Invoice Date: 2/3/2015 9,169.00

9,169.00

CUSO FINANCIAL SERVICES, L.P. MEMBER FINRA/SIPC

10150 MEANLEY DRIVE, 1ST FLOOR
SAN DIEGO, CA 92131

UNION BANK, N.A.
SAN DIEGO, CA 92104

16-49/1220

33514

DATE 2/3/2015

AMOUNT ***9,169.00

Nine Thousand One Hundred Sixty-Nine and 00/100******

PAY TO THE ORDER OF:

Securities Investor Protection Corp.
P.O. Box 92185
Washington, DC 20090-2185

AUTHORIZED SIGNATURE MP

SECURITY FEATURES INCLUDED. DETAILS ON BACK.

⑈033514⑈ ⑆122000496⑆6040004694⑈

CUSO FINANCIAL SERVICES, L.P.

Securities Investor Protection Corp. SECINV01 2/3/2015 33514

CR - 020315 2/3/2015 9,169.00

9,169.00

DK

CUSO Financial Services, LP

Statement of Earnings

For The Period Ending December 31, 2014

	Total Revenue	Deducted	Included	Margin Int	
Revenue:					
Commission Revenue					
Mutual Fund Revenue	9,297,631.22	9,297,631.22			
Mutual Fund Trail Revenue	6,705,814.65	6,705,814.65			
Unit Investment Trust Revenue	1,087,276.67	1,087,276.67			
Variable Annuities	35,282,414.04	35,282,414.04			
Variable Annuities Trails	6,721,640.16	6,721,640.16			
REIT	2,525,376.42		2,525,376.42		NA - no pershing revenue
Fixed Annuities	8,152,882.15	8,152,882.15			
Fixed Annuities Trails	99,093.21	99,093.21			
Equity Indexed Annuities Revenue	14,338,865.50	14,338,865.50			
Variable Universal Life	71,624.73	71,624.73			
Variable Universal Life Trails	14,642.15	14,642.15			
Other Insurance	1,400,154.99	1,400,154.99			
Universal Life	909,208.38	909,208.38			
Insurance MFR	1,148,530.65	1,148,530.65			
Indexed Universal Life	901,406.57	901,406.57			
Direct Investment Commission Revenue	88,656,561.49				
Precious Metal	147.50		147.50		
Equities Listed	240,248.67		240,248.67		
Equities OTC	846,478.35		846,478.35		
Mutual Fund Clearing Firm Revenue	9,506,347.41	9,506,347.41			
Mutual Fund Trails Clearing Firm Revenue	9,392,220.77	9,392,220.77			
Exercised Options Stock	1,437.05		1,437.05		
Corporate Bond Revenue	2,413,776.61		2,413,776.61		
Government Bond Revenue	129,623.58		129,623.58		
Municipal Bond Revenue	95,504.01		95,504.01		
529 Plan Revenue	892,580.47		892,580.47		
Options	28,895.52		28,895.52		
General Securities Commission Revenue	23,547,259.94	105,029,753.25 2c(1)		4,648,691.76	3.68% use this to allocate other trading revenue
CAM Fees Revenue	1,741,651.51				
Fee Based Trans Third Party	12,284,515.42				
Financial Planning Fee Revenue	22,316.76				
Fee Based Commission Revenue	14,048,483.69	14,048,483.69		**11%**	
Total Commission Revenue	126,252,305.12				
Other Trading Related Revenue					
Clearing Charges Collected	1,838,157.43	1,639,190.17	198,967.26		
Customer Account Fees	274,258.48	274,258.48			paid to other sipc members - 2c3
Inactive Account Fees	598,103.08	598,103.08			paid to other sipc members - 2c4
IRA Maintenance Fee	819,676.67	819,676.67			paid to other sipc members - 2c5
Confirm Paper Surcharge Fees	210,609.10	202,854.34	7,754.76		
Clearing System Charges	34,699.66	33,422.00	1,277.66		
Assisted Trades	16,075.00	15,483.11	591.89		
Trading Profit	382,836.89		382,836.89		
OSJ Revenue	1,223,121.46	1,223,121.46			pass through
Total Other Trading Related Revenue	5,397,537.77				
Marketing Revenue					
Marketing Assistance	3,283,128.49	3,283,128.49			
Revenue	534,497.87	534,497.87			
Meeting Venue Commission	53,935.62	53,935.62			
Total Marketing Revenue	3,871,561.98				mutual fund / va revenue
Other Revenue					
Compliance Fees	(205.73)		(205.73)		
Insur Licensing Upcharge	320.00		320.00		
Registration Upcharge	28,955.59		28,955.59		
Insurance Fees	307,323.15	307,323.15			
Firm Element & CE Upcharge	28,440.00		28,440.00		
Computer Subscription Fees	1,820,026.52	1,820,026.52			pass through paid to 3rd party computer
FMC Fees	29,250.00	28,173.00	1,077.00		
Miscellaneous Fees	8,938.98	8,609.84	329.14		
Program Assessment/Management	8,637.14	8,319.11	318.03		
Industry Assessment/Membership	137,438.68	132,378.10	5,060.58		
Administration Fees	220,820.00	212,689.26	8,130.74		
Backoffice Service Fee	1,231,022.61	1,231,022.61			pass through
IBD PiggyBack Services	1,428,467.40	1,428,467.40			pass through
Gain/ Loss on Investment	(506.34)	(487.70)	(18.64)		
Interest Earned	16,613.38	16,001.66	611.72		
FDIC Interest Earned	154,420.16		154,420.16		
Interest on Loan	105,823.44	105,823.44			
Margin Interest Earned	28,812.88			28,812.88	
Total Other Revenue	5,554,597.86	28,024,501.37 2c(8)			
Total Revenue	141,076,002.73 2a	133,054,254.62	7,992,935.23	28,812.88	*40% **11,525.15** (9) (ii)

CUSO Financial Services, LP

Statement of Earnings
For The Period Ending December 31, 2014

	Total Revenue	Deducted	Included	Margin Int		
				Int Exp=	1,156.35	(9) (i)
2a Total Revenue	141,076,003					
2c1 Deductions	(105,029,753)					
2c8 Deductions	(28,024,501)					
9(ii) Deduction	(11,525)					
Total Deductions	**(133,065,780)**					
2d SIPC Net Operating Revenue	**8,010,223**					
2e General Assessment @ .0025	**20,026**					
Less payment made	(10,857)					
2A2 Assessment balance due	**$ 9,169**					

Expense:

Commission Expense

Mutual Fund Expense	6,581,181.21
Mutual Fund Expense	5,039,272.67
Unit Investment Trust Expense	588,000.74
Variable Annuities Expense	24,741,221.24
Variable Annuities Trails Expense	5,179,614.61
REIT Expense	1,566,517.54
Fixed Annuities Expense	7,194,271.81
Fixed Annuities Trails Expense	88,103.72
Equity Indexed Annuities Expense	11,323,751.08
Variable Universal Life Expense	61,993.87
Variable Universal Life Trails Expense	7,809.19
Insurance Comm Expense	1,164,953.39
Universal Life Expense	756,169.04
Insurance MFR Expense	1,107,616.25
Indexed Universal Life Expense	857,848.33
Direct Investment Commission Expense	66,258,324.69
Precious Metals Expense	2,215.00
Equities Listed	90,143.80
Equities OTC	476,760.11
Mutual Fund Clearing Firm Expense	6,673,675.90
Mutual Fund Trails Clearing Firm Expense	7,046,533.44
Exercised Options Stock Expense	715.82
Corporate Bond Expense	1,436,779.12
Government Bond Expense	66,810.87
Municipal Bond Expense	48,908.14
529 Plan Expense	660,472.49
Options Expense	329.53
General Securities & Commission Expense	16,503,344.22
CAM Fees Expense	1,278,033.80
Fee Based Exp Third Party	9,640,132.08
Financial Planning Fee Expense	18,802.24
Fee Based Commission Expense	10,936,968.12
Prog Mgr Comms & Overrides	1,071,504.52
Rep Comms & Overrides	6,746,396.67
Asst Overrides	138,315.13
Non Employee Rep Comms	2,860,646.83
Payroll Accrual Passthrough	(39,120.64)
Managed Prog Commission Expense	10,777,742.51
Total Commission Expense	104,476,379.54

Other Trading Related Expense

Clearing Charges	553,188.29
DTCC/NSCC Fee Expense	144,649.83
Customer Account Writeoffs	65,011.78
Statements and Confirm Fees	109,965.53
Clearing System Charges	54,109.87
Trading Errors	16,340.92
Comm Write Off Mgd Prog	6,597.70
Other Trading Expense	949,863.92
Total Commission & Trading Expense	105,426,243.46

Employment Expense

Salaries & Wages	7,884,908.76
Paid Time Off	628,808.72
EE Commission Paid	40,990.58
Incentive Compensation	948,301.75
Bonus Compensation	4,804.80
Payroll Tax Expense	674,851.46
Employee Health Insurance	817,752.41

CUSO Financial Services, LP

Statement of Earnings

For The Period Ending December 31, 2014

	Total Revenue	Deducted	Included	Margin Int
Workers Comp Insurance	37,154.46			
Licensing Expense	52,374.34			
Profit Sharing	362,232.13			
Deferred Bonus Compensation	62,251.26			
Benefit Administration Fees	30,181.27			
Department Meals	2,323.99			
Employee Events	19,813.03			
Employee Recruiting	34,754.01			
Wellness Program	656.45			
Employee Enrichment	15,778.65			
Mission Morale Expense	10,189.98			
Temporary Services	27,283.90			
Employment Cost - Home Office	11,655,411.95			
Program Manager Wages	1,017,675.44			
Rep Draw	2,770,109.41			
Asst Wages	451,016.54			
Non Employee Wages	892,598.51			
Asst Overtime Exp	4,138.08			
Paid Time Off	93,658.12			
Payroll Tax Expense	859,476.07			
Non Employee Employment Fee	612,502.64			
Employee Health Insurance	713,130.13			
Payroll Expense Chargebacks	(125,840.07)			
Workers Comp Insurance	41,103.47			
Licensing Expense	191,388.82			
Employee Recruiting	40,083.71			
Employee Enrichment	8,463.10			
Temporary Services	18,233.69			
Contract Services	296,495.10			
Managed Program Rep Costs	7,884,232.76			
Total Employment Expense	19,539,644.71			
Operating Expense				
Building Rent	623,395.56			
Deferred Rent Exp	251,508.60			
Off Site Storage Space	13,534.15			
Off Site Backup Recovery Location	23,471.51			
Utilities	113,930.78			
Building Services	6,457.88			
Building Repairs & Maintenance	29,605.00			
Equip Repairs & Maintenance	30,199.64			
Software & Software Maint/Lic	404,728.59			
Albridge Software Lic Fee	69,614.46			
Quote Expense	156,464.49			
Exchange Fee Expense	6,190.51			
Equipment Rental	15,349.72			
Expendible Equipment	33,068.78			
FF&E Leasing	302,681.35			
Office Supplies	28,067.11			
Kitchen Supplies	19,010.67			
Local & Long Distance Phone Exp	19,833.95			
800 Phone Service	13,310.48			
Conference Call Service	19,821.79			
Cell Phone & Blackberry Expense	407.94			
Internet Connection	84,419.44			
Web Page & Domain Expense	46,525.84			
General Postage	35,540.90			
Overnight & Package Delivery	26,690.39			
Other Postage/Delivery	7,089.62			
Printing External	82,676.76			
Copies Internal	11,540.49			
Gifts & Promotional Expense	8,135.07			
Public Relations Expense	101,800.00			
Liability Insurance	81,150.84			
Errors & Omissions Insurance	243,713.01			
Other Insurance	22,532.50			
Registration Fees Corporate	11,414.44			
Rep Training Expense	773.39			
Industry Assessment/Membership	1,700.00			
Accounting Services	174,782.94			
Computer Services	2,389,016.88			
Due Diligence Fees	10,000.00			
IMarketing and Other Services	10,000.00			
Other Outside Services	589,902.37			
Legal Consltg	1,606.00			
Legal Consltg Litigation	120,000.00			
Trademark Expense	1,061.00			
Customer Settlements	896,316.24			

CUSO Financial Services, LP

Statement of Earnings

For The Period Ending December 31, 2014

	Total Revenue	Deducted	Included	Margin Int
Air Transportation Expense	186,009.71			
Lodging Expense	209,578.69			
Meals Expense	50,949.29			
Entertainment Expense	1,679.96			
Ground Transportation Expense	180,944.13			
Travel Miscellaneous	6,036.94			
Non CFS Conference Expense	24,335.80			
Memberships Subscriptions & Manuals	60,784.72			
Donations & Contributions	353.00			
Miscellaneous	95.65			
Depreciation Expense	189,349.35			
Loss on Investment	75,703.00			
Interest Expense	1,156.35			
Property Tax Expense	5,321.32			
Taxes Other	769.34			
State Income Tax Expense	5,333.84			
Total Operating Expense	8,137,442.17			
Meeting Expense				
Annual Conference Expense	792,741.72			
Pacesetter Meeting Expense	324,960.25			
Regional Meeting Expense	32,071.15			
CEO Conference	59,247.60			
Total Meeting Expense	1,209,020.72			
Total Expense	134,312,351.06			
Total Profit/(Loss)	**6,763,651.67**			

SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end in 2011 and annually thereafter. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) Line 2a For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers. or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) Adjustments The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) Additions Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) Deductions Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses, and limited partnership documentation.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. Interest on Assessments. If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e)(4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope or wire the payment to:
Bank Name: Citibank, New York
Swift: CITIUS33
ABA#: 021000089
Account Number: 30801482
Address: 111 Wall Street, New York, New York 10043 USA
On the wire identify the name of the firm and its SEC Registration 8-# and label it as "for assessment."
Please fax a copy of the assessment form to (202)-371-6728 or e-mail a copy to form@sipc.org on the same day as the wire.

From Section 16(9) of the Act:

The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:

The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):
Section 1(f):

The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:

For purpose of this article:
(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.
(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.
(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

SIPC Examining Authorities:

ASE	American Stock Exchange, LLC
CBOE	Chicago Board Options Exchange, Incorporated
CHX	Chicago Stock Exchange, Incorporated
FINRA	Financial Industry Regulatory Authority
NYSE, Arca, Inc.	
NASDAQ OMX PHLX	
SIPC	Securities Investor Protection Corporation